Mail Stop 6010
Via Facsimile and U.S. Mail

October 4, 2006

Mr. Robert L. Moody
Chairman of the Board and Chief Executive Officer
National Western Life Insurance Company
850 East Anderson Lane
Austin, Texas 78752-1602

> **Re: National Western Life Insurance Company**
> **Form 10-K for fiscal year ended December 31, 2005**
> **Form 10-Q/A for the quarter ended March 31, 2006**
> **File No. 002-17039**

Dear Mr. Moody:

We have reviewed your August 7, 2006 response to our July 6, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

General

1. Please revise your responses to clearly indicate the new disclosure that you plan to include in future filings.

Form 10-Q/A Amendment No. 1 for Quarterly Period Ended March 31, 2006

Item 4. Controls and Procedures

2. In Form 10-Q for the quarterly period ended March 31, 2006 as filed on May 15, 2006, you indicated that your interim financial statements had been reviewed by KPMG. In Form 10-Q/A for the quarterly period ended March 31, 2006 as filed on May 17, 2006, you indicated that KPMG's review of your interim financial

statements was completed on May 16, 2006. Since the amended Form 10-Q indicates that the financial statements have been reviewed by KPMG, please amend the filing to include KPMG's review report, as required by Article 10 of Regulation S-X.

Form 10-Q for Quarterly Period Ended June 30, 2006

Item 4. Controls and Procedures

3. Please amend your filing to disclose how the disagreement between KPMG and you about the material weakness identified by KPMG and discussed in your March 31, 2006 amended Form 10-Q was resolved and, if applicable, how the material weakness has been remediated.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant